UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Data Domain, Inc.

(Name of Subject Company)

Data Domain, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

23767P109

(CUSIP Number of Class of Securities)

Frank Slootman

President and Chief Executive Officer

Data Domain, Inc.

2421 Mission College Blvd.

Santa Clara, CA 95054

(408) 980-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.

Dennis R. DeBroeck, Esq.

Robert A. Freedman, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	Subject Company Information.

(a) The name of the subject company is Data Domain, Inc., a Delaware corporation (the “Company” or “Data Domain”). The principal executive offices of the Company are located at 2421 Mission College Blvd., Santa Clara, California 95054, and the telephone number is (408) 980-4800.

(b) The title of the class of equity securities to which this Solicitation/Recommendation statement on Schedule 14D-9 (together with any Exhibit or Annex hereto, this “Statement”) relates is the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”). As of June 11, 2009, there were 62,884,340 shares of Common Stock issued and outstanding, and as of June 11, 2009, there were an additional 6,624,806 shares of Common Stock reserved for issuance pursuant to outstanding employee stock options and restricted stock units.

ITEM 2.	Identity and Background of Filing Person.

(a) Name and Address of Person Filing this Statement. The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference, and the Company is the person filing this Statement.

(b) EMC Tender Offer. This Statement relates to the tender offer by EMC Corporation, a Massachusetts corporation (“EMC”), and Envoy Merger Corporation (“Purchaser” and, together with EMC, the “EMC Parties”), a Delaware corporation and a wholly owned subsidiary of EMC, to purchase all outstanding shares of Common Stock at $30.00 per share of Common Stock, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “EMC Offer”) contained in the Schedule TO filed by EMC Parties (as amended or supplemented from time to time the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on June 2, 2009.

The EMC Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the EMC Offer a number of shares of Common Stock, which, together with the shares of Common Stock then owned by EMC and its subsidiaries (including Purchaser), represents at least a majority of the total number of shares of Common Stock outstanding on a fully diluted basis (which pursuant to the Form of EMC Merger Agreement (as defined below) means, as of any time, the number of shares of Common Stock outstanding, together with all shares of Common Stock (if any) which the Company would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into shares of Common Stock or otherwise, but only to the extent then so exercisable, convertible or exchangeable or exercisable, convertible or exchangeable as a result of the consummation of the EMC Offer), (ii) EMC being satisfied, in its reasonable discretion, that the Agreement and Plan of Merger dated May 20, 2009, as amended, by and among NetApp, Inc. (“NetApp”), Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC and the Company (as amended on June 3, 2009, the “NetApp Merger Agreement,” and the merger of the Company and a wholly owned subsidiary of NetApp contemplated therein, the “Pending NetApp Merger”) has been terminated and that a definitive merger agreement, in a form satisfactory to EMC, in its reasonable discretion, among the Company, EMC and Purchaser has been executed, (iii) EMC being satisfied, in its reasonable discretion, that the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”) do not apply to or otherwise restrict the EMC Offer and the proposed merger with the Company, and (iv) any waiting periods under applicable antitrust laws having expired or been terminated.

As set forth in the Schedule TO, the address of the principal executive offices of EMC and Purchaser is 176 South Street, Hopkinton, Massachusetts 01748 and their telephone number is (508) 435-1000.

All information contained in this Statement or incorporated herein by reference concerning the EMC Parties or their respective affiliates, or actions or events with respect to any of them, was obtained from reports and information filed by the EMC Parties with the SEC and the Company takes no responsibility for such information.

ITEM 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth herein or as otherwise incorporated herein by reference, to the knowledge of the Company as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the EMC Parties or their executive officers, directors or affiliates.

Certain information regarding agreements, arrangements or understandings between the Company, on the one hand, and the Company’s executive officers and directors or affiliates, on the other hand, are described at pages 68 through 70 of the Preliminary Proxy Statement/Prospectus of the Company and NetApp contained in the Registration Statement on Form S-4 (File No. 333-159722) filed by NetApp with the SEC on June 4, 2009 (the “Proxy Statement/Prospectus”) and on pages 27 through 31 of the Company’s Proxy Statement dated June 12, 2009 with respect to its 2009 Annual Meeting of Stockholders filed by the Company with the SEC on June 10, 2009 (the “2009 Proxy Statement”). The Proxy Statement/Prospectus is filed as Exhibit (a)(5)(A) to this Statement and is incorporated herein by reference and the 2009 Proxy Statement is filed as Exhibit (a)(5)(B) to this Statement and is incorporated herein by reference. Any information contained in the documents incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

In considering the recommendation of the Board of Directors of the Company (the “Board”) with respect to the EMC Offer, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the EMC Offer and/or in the Pending NetApp Merger that are described below, in the 2009 Proxy Statement and in the Proxy Statement/Prospects that may present them with certain potential conflicts of interest.

The Board was aware of such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4: The Solicitation or Recommendation.”

EMC Parties Ownership in the Company

According to the Schedule TO, EMC beneficially owns 2,534,697 shares of Common Stock as of June 2, 2009, representing approximately 4.0% of the outstanding shares of Common Stock, and such shares were purchased through ordinary brokerage transactions (1,080,000 on May 29, 2009 at a price per share of $25.1725 and 1,454,697 on June 1, 2009 at a price per share of $25.9942).

Arrangements with Executive Officers and Directors of the Company Implicated by the EMC Offer

Continued Senior Management Role at EMC

EMC has indicated in the Schedule TO that upon completion of the EMC Merger it intends to maintain the Company’s senior management team.

Cash Consideration Payable Pursuant to the EMC Offer.

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the EMC Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 11, 2009, the directors and executive officers of the Company beneficially owned in the aggregate 4,492,443 shares of Common Stock (excluding unvested shares of restricted stock, restricted stock units and options to purchase Common Stock and including vested options to purchase Common Stock with an exercise price below $30.00). If the directors and executive officers were to tender all of their shares for purchase pursuant to the EMC Offer and those shares were accepted for purchase and purchased by Purchaser, the directors and officers would receive an aggregate of $134,773,290 in cash, less the aggregate value of the exercise prices of any vested options that are exercised. As discussed below in Item 4(c), to the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the EMC Offer. In addition, each director and executive officer and affiliated entity of the Company who owns shares of Common Stock has entered into a Voting Agreement (a form of which is attached to the Proxy Statement/Prospectus as Appendix B) with NetApp related to the Pending NetApp Merger which, among other things, restricts the transfer or other disposition of any shares of Common Stock held by such persons (the “Voting Agreements”). The Voting Agreements are described in more detail in the Proxy Statement/Prospectus and would prevent such persons from tendering their shares of Common Stock for purchase pursuant to the EMC Offer until the earlier of (i) the valid termination of the NetApp Merger Agreement, (ii) the date on which Company has received the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting together as a single class, in favor of the adoption of the NetApp Merger Agreement, or (iii) the date on which the parties to the Voting Agreements have agreed in writing to terminate the Voting Agreements.

Equity Compensation Awards

The form of merger agreement provided to the Company by EMC in connection with the Offer (the “Form of EMC Merger Agreement”) provides that, upon completion of the merger contemplated thereby (the “EMC Merger”), each option to purchase shares of the Common Stock will be assumed and converted, based on the option exchange ratio, into an option to purchase shares of EMC common stock subject to the same vesting restrictions and other terms and conditions of such Company option. The Form of EMC Merger Agreement also provides that, upon completion of the EMC Merger, each then outstanding restricted stock unit or share of restricted stock of the Company will be converted into the right to receive the merger consideration contemplated by the Form of EMC Merger Agreement, but will otherwise be subject to the same vesting restrictions and other terms and conditions of the Company awards. The Company has assumed that equity awards will receive equivalent treatment under both the NetApp Merger Agreement and the Form of EMC Merger Agreement.

The Company’s executive officers, Frank Slootman, Michael P. Scarpelli, David L. Schneider, Daniel R. McGee and Nick Bacica, are participants in the Company Management Change in Control Plan, which provides for vesting acceleration of their equity awards upon an involuntary termination (without cause or voluntary resignation for good reason) following a change in control of the Company. Pursuant to the Company Management Change in Control Plan, upon such an involuntary termination following a change in control of the Company, 50% (or 100% in the case of Mr. Slootman) of their then unvested equity awards will immediately vest.

Pursuant to agreements with the non-employee directors of the Company, namely Aneel Bhusri, Ronald Bernal, Ronald Codd, Reed Hundt, Kai Li, Jeffrey Miller and Scott Sandell, certain of their awards of Company stock options and restricted stock will fully vest as a result of the completion of the EMC Merger. Upon completion of the EMC Merger, the directors of the Company would cease to be directors. The following table identifies, for each of Messrs. Bhusri, Bernal, Codd, Hundt, Li, Miller and Sandell (A) the number of unvested options to acquire shares of Common Stock (at exercise prices ranging from $1.00 to $8.90) that would vest upon completion of the EMC Merger and the corresponding value representing the difference between the exercise price and the assumed share price multiplied by the number of shares accelerated, and (B) the number of shares of unvested Company restricted stock that would vest upon completion of the EMC Merger, and the corresponding value of shares accelerated based on the assumed share price of $30.00 and assuming a closing date of August 31, 2009:

Name	Unvested Company Options Vesting Upon Completion of the EMC Merger	Value of Accelerated Option Vesting Assuming $30 Share Price	Unvested Company Restricted Stock Vesting Upon Completion of the EMC Merger	Value of Accelerated Restricted Stock Vesting Assuming $30 Share Price
Mr. Bernal	39,584	$835,222	—	$—
Mr. Bhusri	39,584	835,222	—	—
Mr. Codd	58,334	1,691,686	—	—
Mr. Hundt	79,167	1,670,423	—	—
Mr. Li	—	—	83,997	2,519,910
Mr. Miller	—	—	58,334	1,750,020
Mr. Sandell	39,584	835,222	—	—

Severance Benefits in Certain Employment Agreements

Each of Mr. Slootman, Mr. Scarpelli, Mr. Schneider, Mr. McGee and Mr. Bacica are party to employment agreements that provide for severance benefits in the event their employment is terminated for any reason other than cause or permanent disability, provided they sign a general release of claims. In the event Mr. Slootman’s employment is terminated for any reason other than cause or permanent disability, he would be entitled to receive continued cash severance payments equal to his base salary for a period of six months. In the event Mr. Scarpelli’s employment is terminated for any reason other than cause or permanent disability, he would be entitled to receive continued cash severance payments equal to his base salary for a period of three months and reimbursement for the premiums paid for continued health coverage through COBRA for up to three months; however, if such termination occurs within 12 months following a change in control of the Company, the cash severance will instead be a lump sum equal to six months of his base salary and 50% of his target bonus in effect at the time of termination. Each of the employment agreements for Mr. Schneider, Mr. McGee and Mr. Bacica provide that in the event they are terminated for any reason other than cause or permanent disability, they would be entitled to receive continued cash severance payments equal to their base salary for a period of three months and reimbursement for the premiums paid for continued health insurance through COBRA for up to three months.

Estimated Benefits and Payments Upon Termination of Employment

The information for each of Mr. Slootman, Mr. Scarpelli, Mr. Schneider, Mr. McGee and Mr. Bacica regarding vesting acceleration and severance payments in the event their employment is terminated for certain reasons, as of June 1, 2009 assuming a share price of $30.00 per share, is set forth in the table below.

Name	Benefit	Termination Other than for Cause or Disability Prior to Change in Control	Termination Other than for Cause or Disability after a Change in Control	Resignation for Good Reason after a Change in Control
Frank Slootman	Severance	$175,000	$175,000	$—
	Option Acceleration	1,306,958	17,130,958	17,130,958
	RSU Acceleration	—	1,500,000	1,500,000
	COBRA Premiums	—	—	—
	Total Value	1,481,958	18,805,958	18,630,958

Michael P. Scarpelli	Severance	72,500	217,500	—
	Option Acceleration	—	4,365,385	4,365,385
	RSU Acceleration	—	375,000	375,000
	COBRA Premiums(1)	—	—	—
	Total Value	72,500	4,957,885	4,740,385

David L. Schneider	Severance	61,250	61,250	—
	Option Acceleration	—	1,947,852	1,947,852
	RSU Acceleration	—	350,010	350,010
	COBRA Premiums	5,141	5,141	—
	Total Value	66,391	2,364,253	2,297,862

Daniel R. McGee	Severance	68,750	68,750	—
	Option Acceleration	—	2,019,069	2,019,069
	RSU Acceleration	—	300,000	300,000
	COBRA Premiums	3,544	3,544	—
	Total Value	72,294	2,391,363	2,319,069

Nick Bacica	Severance	62,500	62,500	—
	Option Acceleration	—	1,071,700	1,071,700
	RSU Acceleration	—	300,000	300,000
	COBRA Premiums	3,544	3,544	—
	Total Value	66,044	1,437,744	1,371,700

(1)	Pursuant to his offer letter, Mr. Scarpelli is eligible for three months of Company-paid COBRA premiums if he is terminated other than for cause or disability.

Indemnification and Related Arrangements

The Company’s restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that the Company’s directors will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derives any improper personal benefit.

The Company’s restated certificate of incorporation also provides that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of its directors will be eliminated or limited to the fullest extent permitted by Delaware law.

The Company’s amended and restated bylaws provide that it will indemnify its directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on its behalf. The Company’s amended and restated bylaws provide that the Company shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize the Company to indemnify any of the Company’s employees or agents and permit it to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification. The Company has secured such insurance.

The Company has entered into indemnification agreements with each of its directors and executive officers and certain other key employees. The form of agreement provides that the Company will indemnify each of its directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of its directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, the Company’s restated certificate of incorporation and its amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, the Company will advance all expenses incurred by the Company’s directors, executive officers and other key employees in connection with a legal proceeding.

The Form of EMC Merger Agreement provides that EMC will cause the surviving entity in the EMC Merger to indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries from liability for matters arising at or prior to the completion of the EMC Merger to the fullest extent provided by applicable law. Pursuant to the Form of EMC Merger Agreement, EMC will also agree that it will maintain in place existing indemnification and exculpation rights in favor of the Company’s and its subsidiaries’ directors and officers for six years after the EMC Merger, and that it will enter into a policy of directors’ and officers’ liability insurance coverage providing at least equivalent insurance coverage of the Company’s and its subsidiaries’ directors and officers for six years following completion of the EMC Merger, except that EMC will not be required to incur annual premium expenses in excess of two hundred percent (200%) of the amount paid by the Company for coverage for its last fiscal year.

ITEM 4.	The Solicitation or Recommendation.

(a) Recommendation.

After thorough review and consideration of the EMC Offer and consultation with the Company’s outside legal counsel and financial advisor, and in light of the factors described below, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY REJECT THE EMC OFFER AND NOT TENDER THEIR SHARES OF COMMON STOCK TO THE EMC PARTIES PURSUANT TO THE EMC OFFER. At this time, the Board reaffirms its recommendation that the Company’s stockholders vote FOR the adoption of the NetApp Merger Agreement. Any change in the Board’s recommendation regarding the EMC Offer will be communicated to the Company’s stockholders as promptly as practicable in the event that such a determination is reached. See “Reasons for and Background of the Recommendation” below for further details.

A press release relating to the Board’s recommendation is filed as Exhibit (a)(2) to this Statement and is incorporated herein by reference. Any holder of shares of Common Stock that has tendered shares of Common Stock can withdraw them. For assistance in doing so, the Company’s stockholders can contact their broker or the Company’s information agent, Innisfree M&A Incorporated, at the address and phone number below.

Innisfree M&A Inc.

501 Madison Ave., 20th Floor

New York, NY 10022

Tel: 1-888-750-5834

(b) Reasons for and Background of the Recommendation.

Reasons for the Recommendation.

In reaching its determination to recommend that the Company’s stockholders reject the EMC Offer at this time, the Board considered numerous factors in consultation with management of the Company and the legal and financial advisors to the Company, including, but not limited to, the following:

•

Terms of the NetApp Merger Agreement—The NetApp Merger Agreement represents a binding, negotiated commitment of both the Company and NetApp, pursuant to which the Company’s failure to reject the EMC Offer and/or reaffirm the Board’s recommendation that the Company’s stockholders vote FOR the adoption of the NetApp Merger Agreement in this Statement would give NetApp the ability to terminate the NetApp Merger Agreement immediately and, in that event, the Company would no longer have a commitment from NetApp to acquire the Company and would have no assurance that EMC would complete the EMC Offer;

•

Lack of Ability to Negotiate Terms of Initial EMC Offer—The Company has been unable to engage in discussions or negotiations with EMC with respect to the EMC Offer because EMC has not yet agreed to enter into the form of confidentiality and “standstill” agreement required by the NetApp Merger Agreement as one of the pre-conditions to any discussions or negotiations with a third party;

•

Conditional Nature of Initial EMC Offer—EMC is not required to accept for payment or pay for any shares of Common Stock, and may terminate or amend the EMC Offer, at any time before the expiration date of the EMC Offer (June 29, 2009) if any of the following conditions, among others, have not been met:

•

there being validly tendered and not withdrawn before the expiration of the EMC Offer a number of shares of Common Stock which, together with the shares of Common Stock then owned by EMC and its subsidiaries (including Purchaser), representing at least a majority of the total number of shares of Common Stock outstanding on a fully diluted basis;

•	EMC being satisfied, in its reasonable discretion, that the NetApp Merger Agreement has been terminated;

•	that a definitive merger agreement, in a form satisfactory to EMC in its reasonable discretion, among the Company, EMC and Purchaser has been executed;

•	EMC being satisfied, in its reasonable discretion, that the provisions of Section 203 of the DGCL do not apply to or otherwise restrict the EMC Offer and/or the EMC Merger; and

•

any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any similar waiting periods under any applicable foreign statutes or regulations, having expired or been terminated; as of the date hereof, none of such waiting periods have expired or been terminated, and it is not possible to determine at this time whether the relevant antitrust authorities will require additional information, challenge the consummation of the EMC Offer or impose any additional conditions on the consummation of the EMC Offer, any of which could significantly delay or impede consummation of the EMC Offer, particularly in light of the fact that under the terms of the Form of EMC Merger Agreement, EMC would not be required to contest any such challenge or accept any such conditions (and would not be obligated to provide the Company any compensation if this resulted in the failure of the EMC Offer); and

•

Costs of Accepting Initial EMC Offer—If the Company were to enter into a merger agreement with EMC and terminate the NetApp Merger Agreement, then the Company would be required, in most circumstances, to pay NetApp a $57 million termination fee and will have, in all circumstances, incurred considerable transaction expenses, in each case regardless of whether the Company consummates a transaction with EMC, which fee and expenses would not be reimbursed or otherwise paid by EMC under the terms of the Form of EMC Merger Agreement if the Company is unable to consummate a transaction with EMC.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the EMC Offer and the Pending NetApp Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.

Current Status of Pending NetApp Merger and NetApp Merger Agreement

As further described below and elsewhere in this Statement, the Company and NetApp entered into the Initial NetApp Merger Agreement on May 20, 2009 and subsequently entered into the Amendment on June 3, 2009.

In the Pending NetApp Merger, subject to the possible adjustments to the cash consideration and the stock consideration described in the Proxy Statement/Prospectus, each holder of a share of Common Stock will have a right to receive a cash amount of $16.45 plus a number of shares of NetApp common stock with a value of equal to $13.55 (based on the average of the closing sales prices for NetApp common stock as reported on the NASDAQ Global Select Market for the 10 most recent consecutive trading days ending on the third trading day immediately prior to the closing of the Pending NetApp Merger, which we refer to below as the NetApp closing average), subject to the collar mechanism described below. Thus, the value of the per share consideration in the Pending NetApp Merger (with the value of NetApp common stock for the purpose of this sentence defined to equal the NetApp closing average) will be equal to $30.00 if the NetApp closing average is between $17.41 and $21.27, more than $30.00 if the NetApp closing average is greater than $21.27 and less than $30.00 if the Net App closing average is less than $17.41. As of June 12, 2009, the last day of trading on the NASDAQ Global Select Market prior to the filing of this Statement, such 10-day trailing average NetApp per share price was $19.40.

The collar mechanism works as follows: the number of shares of NetApp common stock to be received per share of Common Stock in the Pending NetApp Merger will equal (i) 0.7783 shares of NetApp common stock if the NetApp closing average is less than $17.41, (ii) 0.6370 shares of NetApp common stock if the NetApp closing average is greater than $21.27, and (iii) that fraction of a share of NetApp common stock equal to the quotient obtained by dividing $13.55 by the NetApp closing average, if the NetApp closing average is between $17.41 and $21.27. For additional information regarding the per share consideration that holders of Common Stock will receive in the Pending NetApp Merger and other matters related to the Pending NetApp Merger, please see the Proxy Statement/Prospectus.

Background of the Pending NetApp Merger and the EMC Offer.

Since 2006, Frank Slootman, President and Chief Executive Officer of the Company, and Daniel J. Warmenhoven, Chairman and Chief Executive Officer of NetApp, have from time to time had informal discussions regarding their respective businesses and the data storage industry in general.

Beginning in mid-March 2009, representatives of the Company and NetApp began engaging in formal discussions regarding a potential business combination involving NetApp and the Company. The parties and their respective legal and financial advisors continued these discussions from such time until the signing of a merger agreement between NetApp and the Company on May 20, 2009 (the “Initial NetApp Merger Agreement”), which was subsequently filed with the SEC as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 21, 2009 and pursuant to which for each share of Common Stock held by them, Data Domain stockholders would have had a right to receive a cash amount of $11.45 plus a number of validly issued, fully paid and non-assessable shares of NetApp common stock equal to an exchange ratio of (i) 0.833 shares of NetApp common stock if the NetApp closing average was less than $16.26, (ii) 0.682 shares of NetApp common stock if the NetApp closing average was greater than $19.88, and (iii) that fraction of a share of NetApp common stock equal to the quotient obtained by dividing $13.55 by the NetApp closing average, if the NetApp closing average was (A) less than or equal to $19.88 and (B) greater than or equal to $16.26. The effect of this provision was to provide an aggregate per share consideration of $25.00 in cash and stock if the NetApp closing average of NetApp common stock was between $16.26 and $19.88 (provided that the NetApp closing average is the same as the price of NetApp common stock on the closing date of the merger). The background of the discussions and negotiations that preceded the signing of the Initial NetApp Merger Agreement, including certain initial contacts with and discussions related to EMC, are discussed in more detail on pages 48 through 57 of the Proxy Statement/Prospectus.

On various occasions after the announcement of the signing of the Initial NetApp Merger Agreement on May 20, 2009 and through June 1, 2009, individual representatives of EMC and members of the board of directors of EMC contacted individual representatives of the Company and members of the Board regarding an alternative acquisition proposal from EMC. None of the representatives of the Company or members of the Board responded to such inquiries other than to inform the respective representatives of EMC and members of the board of directors of EMC that they could not discuss the matter since they were bound by the non-solicitation provisions of the Initial NetApp Merger Agreement.

On June 1, 2009, EMC announced the EMC Offer. EMC sent a letter to Mr. Slootman that same day regarding the EMC Offer and enclosed a proposed form of merger agreement. The full text of the letter is as follows:

June 1, 2009

Mr. Frank Slootman

President and Chief Executive Officer

Data Domain, Inc.

2421 Mission College Boulevard

Santa Clara, California 95054

Dear Frank:

On behalf of EMC, I am pleased to submit to you and your Board of Directors a proposal to acquire Data Domain which is substantially superior to the NetApp proposal. We are highly impressed with your business and your team, and we are confident that a business combination will deliver substantial benefits to your company’s stockholders, customers, employees and partners. We are disappointed that we were not given an opportunity to explore a business combination prior to the announcement of your proposed transaction with NetApp, particularly since I believe you should have been aware of our interest.

EMC proposes to acquire all outstanding Data Domain common stock for $30.00 per share in cash. This price represents a 20% premium to NetApp’s cash and stock offer and is a Superior Proposal as defined in your merger agreement with NetApp. The Board of EMC has unanimously approved this proposal.

EMC’s proposal is not subject to any financing or due diligence contingency, and we will use existing cash balances to finance the transaction.

In order to consummate this transaction quickly, we intend to effect a first step tender offer for all outstanding Data Domain common stock followed by a second step merger for any remaining shares. We are enclosing with this letter a form of agreement to effect our proposed transaction which is substantially identical to the agreement between you and NetApp except as to our superior price and except for changes reflecting our faster two-step structure. We are prepared to execute this agreement immediately upon your Board of Directors’ determination that EMC has made a Superior Proposal as provided in the merger agreement with NetApp. We are utilizing the two-step structure to enable us to pay Data Domain’s stockholders as quickly as possible after signing a definitive agreement, and to further expedite this timing, we are promptly commencing the tender offer. Consistent with the terms of your agreement with NetApp, we expect to follow the process set forth in the Annex to this letter to enter into a signed agreement with Data Domain as quickly as possible.

In comparison to your proposed transaction with NetApp, EMC’s proposal represents a far superior alternative for your stockholders.

•	EMC’s proposal provides higher absolute value for each Data Domain share.

•	As an all cash offer, EMC’s proposal offers greater certainty of value.

•	With a tender offer structure, EMC’s transaction offers a faster time to close.

A transaction with EMC also represents a far more compelling alternative to your customers, employees and partners. For example:

•

The customer use cases for Data Domain’s data deduplication technologies and EMC’s existing data deduplication technologies are generally distinct. The combination of Data Domain’s leading target-based deduplication technologies and EMC’s leading source-based deduplication technologies will allow the combined company to address the broad range of customers’ data protection needs in a unified and complementary way. The marketplace for storage software solutions is complex, dynamic and highly competitive. Having superior deduplication technology solutions that combine the strengths of Data Domain and EMC in this storage software marketplace will help customers better achieve their needs as the market continues to evolve.

•

EMC’s world-class sales organization of approximately 9,000 professionals in over 400 offices around the globe, its extensive network of several thousand partners and its strong relationships with many of the premier enterprises worldwide will dramatically accelerate the deployment of Data Domain’s solutions.

•

The combination of Data Domain’s and EMC’s technologies will provide the basis for the next-generation of disk-based back-up and archiving solutions for customers by providing functionally superior and cost-effective alternatives to tape-based information backup.

•

Next-generation disk-based back-up and archiving solutions represent key enabling technologies for the build-out and customer use of true high-reliability cloud computing infrastructures for both enterprises’ own virtualized data centers (“private” clouds) and third party providers (“public” clouds).

We will maintain the senior management team under your leadership and operate Data Domain as a product division within EMC. As a part of EMC, Data Domain will have access to EMC’s superior global resources and we will enhance this division with additional EMC technology, products and capital. The combination with EMC represents a unique opportunity for your management team and employees to benefit from the greater resources of EMC and to become important leaders within a larger organization committed to leadership in next-generation information infrastructure solutions.

EMC has a long and distinguished track record of skillfully acquiring and integrating leading technology companies. Because of our considerable experience, I am confident that we can successfully integrate our companies, retain the talented employees of Data Domain and realize the full potential of this combination.

We look forward to executing the definitive agreement attached.

Very truly yours,

/s/ Joseph M. Tucci
Joseph M. Tucci Chairman, President and Chief Executive Officer EMC Corporation

ANNEX

Summary of the Prompt Process to Enter into a Signed Agreement with EMC

•	EMC is delivering with this offer a definitive merger agreement to acquire all outstanding Data Domain common stock at $30.00 per share in cash.

•

This definitive merger agreement is substantially identical to the Data Domain/NetApp merger agreement already found acceptable to Data Domain’s Board of Directors, with no material changes other than our superior price except those changes necessary to accommodate a first-step tender offer which will expedite payment to Data Domain stockholders.

•

EMC is prepared to execute the merger agreement immediately upon Data Domain’s Board of Directors’ determination that EMC has made a Superior Proposal, as provided in the NetApp merger agreement. EMC’s merger agreement will then be subject to acceptance by Data Domain’s Board of Directors taking the necessary corporate action to authorize its execution on behalf of Data Domain, and such execution occurring.

•

EMC is not seeking any review of information from Data Domain in advance of Data Domain accepting EMC’s merger agreement, beyond what is publicly available, including what is reflected in the representations and warranties contained in the Data Domain/NetApp merger agreement. Nor is EMC requesting that Data Domain enter into discussions or negotiations with EMC. Accordingly, there is no need for EMC to enter into a confidentiality and standstill agreement with Data Domain.

•

Upon receipt of the EMC merger agreement, Data Domain’s Board of Directors will review it and, given its terms relative to the Data Domain/NetApp merger agreement, will determine that it constitutes a Superior Proposal and that the failure to change its recommendation is reasonably likely to be a breach of its fiduciary duties.

•	In connection with considering whether EMC’s merger agreement is a Superior Proposal, Data Domain will comply with all notice requirements under the Data Domain/NetApp merger agreement.

•

Upon determining that EMC’s merger agreement constitutes a Superior Proposal, Data Domain’s Board of Directors will immediately give NetApp five business days’ written notice of the details of EMC’s proposal and that Data Domain’s Board of Directors intends to terminate the Data Domain/NetApp merger agreement in favor of the EMC transaction.

•

At the end of the notice period, unless NetApp has made a proposal at least as favorable to Data Domain as the EMC merger agreement, Data Domain will determine that EMC’s offer continues to constitute a Superior Proposal and that the failure to terminate the NetApp merger agreement is reasonably likely to be a breach of its Board’s fiduciary duties under Delaware law and concurrently (1) terminate the Data Domain/NetApp merger agreement, (2) execute the EMC merger agreement and (3) pay to NetApp the termination fee.

•	EMC will continue its tender offer as provided in the merger agreement and the terms and conditions of the tender offer.

On June 1, 2009, the Board held a meeting at which EMC’s announcement of the EMC Offer and the Pending NetApp Merger were discussed. Representatives of Qatalyst Partners LP (“Qatalyst”), the Company’s financial advisor, and Fenwick & West LLP (“Fenwick”), the Company’s legal counsel, reviewed the terms of the EMC Offer. After further review and discussion, the Board determined (after consultation with Qatalyst and Fenwick & West) that EMC’s announcement of the EMC Offer was reasonably likely to lead to a Superior Proposal (as that term is defined in the Initial NetApp Merger Agreement). In accordance with the Initial NetApp Merger Agreement, the Company then informed NetApp of this determination and of the Company’s intent to contact EMC and offer to enter into discussions if EMC entered into a nondisclosure and standstill agreement as required by the Initial NetApp Merger Agreement.

On June 2, 2009, EMC formally commenced the EMC Offer. Unless extended by EMC, the EMC Offer expires at midnight, New York City time, on Monday, June 29, 2009.

On June 2, 2009, Mr. Warmenhoven called Aneel Bhusri, Chairman of the Board, to inform him that NetApp would be willing to increase the aggregate consideration in the Pending NetApp Merger from $25.00 to $30.00, and maintaining the 10% symmetrical collar around the value of the stock portion of the consideration.

On June 2, 2009, the Board held a meeting at which both the EMC Offer and the Pending NetApp Merger were discussed. At this meeting, Mr. Bhusri updated the Board on the revised proposal from NetApp to increase the aggregate consideration from $25.00 to $30.00. Representatives of Qatalyst and Fenwick & West reviewed the EMC Offer. In addition, the Board discussed potential additional terms it might seek in connection with the revised oral proposal from NetApp and determined to review and seek to negotiate the terms of the revised proposal from NetApp once they were received.

On June 2, 2009, a representative of Qatalyst called Steven J. Gomo, Executive Vice President and Chief Financial Officer of NetApp, to discuss the financial terms of NetApp’s revised proposal regarding the Pending NetApp Merger and proposed additional terms that would enhance the proposal from the Company’s point of view.

Late in the evening on June 2, 2009, Thomas Georgens, President and Chief Operating Officer of NetApp, delivered a letter to Messrs. Bhusri and Slootman containing the financial terms of the revised proposal regarding the Pending NetApp Merger, which provided for $30.00 per share in aggregate consideration, consisting of $16.45 per share in cash and $13.55 per share in NetApp stock, with a 10% symmetrical collar around the value of the stock portion of the consideration, based upon the closing stock price of NetApp common stock on June 2, 2009 of $19.34. At this time, Mr. Georgens also delivered to Messrs. Bhusri and Slootman an initial draft of the amendment to the Initial NetApp Merger Agreement to effect this revised proposal. The full text of the letter is as follows:

June 2, 2009

Aneel Bhusri

Chairman of the Board of Directors

Data Domain, Inc.

2421 Mission College Boulevard

Santa Clara, CA 95054

Dear Aneel:

On behalf of NetApp, I am pleased to reiterate our continued interest and enthusiasm for a potential combination of Data Domain and NetApp. As you know, we believe that a combination has the potential to create a combined company that is unparalleled in its position to add real value for our customers by solving their storage efficiency needs.

In light of EMC’s recently announced unsolicited proposal to acquire Data Domain, we would like to propose a revised transaction between NetApp and Data Domain which we believe offers Data

Domain’s stockholders a superior combination of risk-adjusted value and transaction certainty than EMC’s unsolicited acquisition proposal.

Pursuant to the terms of the attached amendment to our existing Agreement and Plan of Merger (the “Merger Agreement”), we are proposing to revise the Merger Agreement to deliver $30 per share in total value to Data Domain stockholders, consisting of $16.45 per share in cash (before any adjustments described in Sections 2.7(b)(i) and 2.7(b)(ii) of the Merger Agreement) and $13.55 per share in NetApp stock based on NetApp’s closing share price on June 2, 2009 of $19.34. As with the terms of our existing Merger Agreement, our amended Merger Agreement would include a 10% symmetrical collar, centered on a midpoint derived from NetApp’s closing share price of $19.34. Accordingly, the exchange ratio for the stock component of the merger consideration set forth in the amended Merger Agreement would be equal to (i) 0.7783 shares of NetApp common stock if the “Closing Average” (as defined in the Merger Agreement) is less than $17.41, (ii) 0.6370 shares of NetApp common stock if the “Closing Average” is greater than $21.27, and (iii) that fraction of a share of NetApp common stock equal to the quotient obtained by dividing $13.55 by the “Closing Average”, if the “Closing Average” is (A) less than or equal to $21.27 and (B) greater than or equal to $17.41. In order to maximize deal certainty, NetApp would expect to use cash to settle the low end of the collar. Under the terms of our proposal, all other terms of the amended Merger Agreement would remain unchanged from those set forth in the existing Merger Agreement.

We believe this proposal offers Data Domain stockholders more compelling risk-adjusted value than EMC’s current acquisition proposal for several reasons. First, it offers a combination of value certainty—through the cash and the collar—coupled with the potential for long-term value upside through the ongoing ownership of NetApp stock. Second, the stock portion of the transaction consideration is expected to be tax-free to Data Domain stockholders. And third and potentially most important, we believe that a combination of Data Domain and NetApp offers clearly superior transaction certainty. Unlike a combination of Data Domain and EMC, which has substantial product overlap and which we believe will face significant regulatory challenges, a combination of Data Domain and NetApp has no meaningful regulatory risk.

We look forward to discussing the terms of this proposal in greater detail at your earliest convenience. For your convenience and to express the sincerity of our intent, we have included a signed copy of our proposed amendment to the Merger Agreement. We note, however, that this proposal and the Merger Agreement amendment attached hereto are non-binding and we reserve the right to withdraw this proposal and the Merger Agreement amendment at any time unless and until the signed copy of the Merger Agreement amendment attached hereto is counter-signed by Data Domain and returned to us without any revisions thereto. Any purported revisions to the attached Merger Agreement amendment shall not be accepted by us and shall be considered void, notwithstanding the execution thereof by Data Domain.

Sincerely,

Steven Gomo

On June 2, 2009, the NetApp board of directors held a meeting to discuss the EMC Offer and the Pending NetApp Merger. Representatives of Wilson Sonsini Goodrich & Rosati P.C. (“Wilson Sonsini”), NetApp’s legal counsel, and Goldman Sachs & Co. (“Goldman Sachs”), NetApp’s financial advisor, reviewed the key terms of the EMC Offer. Next, representatives of Goldman Sachs provided a summary of potential responses and presented various detailed financial analyses associated with these responses. Then, the NetApp board of directors reviewed the key terms of a potential response and engaged in extensive discussion in this regard. Representatives of Goldman Sachs have provided a fairness opinion to the NetApp board of directors, which concluded that the revised proposal which provided for $30.00 per share in aggregate consideration, consisting of $16.45 per share in cash and $13.55 per share in NetApp stock, with a 10% symmetrical collar around the value of the stock portion of the consideration was fair to NetApp from a financial point of view. The NetApp board of directors unanimously approved the terms of NetApp’s revised proposal and approved the amendment to the Initial NetApp Merger Agreement and related matters.

Following receipt of the revised proposal from NetApp, representatives of Qatalyst and Goldman Sachs discussed the financial terms of NetApp’s revised proposal regarding the Pending NetApp Merger and continued to request additional terms that would enhance the proposal from the Company’s point of view.

On the morning of June 3, 2009, the Board held a meeting at which both the EMC Offer and the revised financial terms of the proposed business combination with NetApp were discussed. At this meeting, representatives of Fenwick & West and Qatalyst updated the Board on the terms of the revised proposal regarding the Pending NetApp Merger and the related amendment to the Initial NetApp Merger Agreement, including the fact that the stock portion of the merger consideration has a 10% symmetrical collar around the closing stock price of NetApp common stock on June 2, 2009 (the last trading day prior to the Board’s approval of the amendment to the Initial NetApp Merger Agreement) of $19.34 that will provide adjustments to maintain the $30.00 per share merger consideration for variations in NetApp’s stock price of up to 10% in either direction between signing and closing of the Pending NetApp Merger, thereby providing downside protection for the Company’s stockholders if NetApp’s stock declines by up to 10% while maintaining a portion of the upside potential if NetApp’s stock increases in value by more than 10%. After further review and discussion, the Board unanimously determined that the revised terms of NetApp’s proposal were advisable, fair to and in the best interests of the Company’s stockholders and voted to approve the amendment to the Initial NetApp Merger Agreement (the “Amendment”), which was filed with the SEC as an exhibit to the Company’s Current Report on Form 8-K filed later that day. The Board further considered and discussed the EMC Offer and, after consultation with Qatalyst and Fenwick & West, the Board reaffirmed its determination that the EMC Offer was reasonably likely to lead to a Superior Proposal (as that term is defined in the Initial NetApp Merger Agreement). Later that day, the parties executed the Amendment and the Company issued a press release announcing the execution of the Amendment.

On June 3, 2009, a representative of Fenwick & West delivered to a representative of Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to EMC, a form of mutual non-disclosure agreement that contained a “standstill” provision with respect to shares of the Common Stock, which, under the Initial NetApp Merger Agreement, is a pre-condition to the Company’s discussions or negotiations with a third party, such as EMC, with respect to a potential Superior Proposal (as that term is defined in the NetApp Merger Agreement). Later in the day, EMC issued a press release reaffirming the EMC Offer. As of June 14, 2009, EMC has not executed a non-disclosure agreement that contains a “standstill” provision with the Company and therefore the Company is still prohibited from discussing or negotiating the terms of the EMC Offer with EMC by the terms of the NetApp Merger Agreement.

On June 4, 2009, NetApp filed the Proxy Statement/Prospectus with the SEC.

In addition, the Board held meetings on June 4, 5, 8, 11 and 14, 2009, to discuss the Pending NetApp Merger, the EMC Offer and related matters. The Board consulted representatives of Fenwick & West and Qatalyst during the discussions at each of these meetings.

(c) Intent to Tender.

To the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the EMC Offer. In addition, the Voting Agreements would prevent such persons from tendering their shares of Common Stock for purchase pursuant to the EMC Offer until the earlier of (i) the valid termination of the NetApp Merger Agreement, (ii) the date on which Company has received the affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting together as a single class, in favor of the adoption of the NetApp Merger Agreement, or (iii) the date on which the parties to the Voting Agreements have agreed in writing to terminate the Voting Agreements.

ITEM 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Board has retained Qatalyst as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the EMC Offer. Qatalyst will be paid customary fees for such services. The Company has also agreed to reimburse Qatalyst for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Qatalyst and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst or any of its affiliates against certain liabilities and expenses related to or arising out of Qatalyst’s engagement.

The Company also has engaged Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with communications with its stockholders with respect to the EMC Offer, to monitor trading activity in the Common Stock, and to identify investors holding large positions of Common Stock in street name. The Company has agreed to pay Innisfree customary compensation for its services and reimbursement of certain expenses in connection with its engagement. The Company also has agreed to indemnify Innisfree against certain liabilities arising out of or in connection with its engagement.

The Company also has retained Joele Frank, Wilkinson Brimmer Katcher as its communications advisor in connection with the EMC Offer. Joele Frank, Wilkinson Brimmer Katcher will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection with its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the EMC Offer.

ITEM 6.	Interest in Securities of the Subject Company.

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

Name/Title	Date	Number of Shares	Nature of Transaction	Price Per Share
Kai Li, Director	4/24/09	25,000	Open Market Sale**	$15.00
	4/27/09	6,500	Open Market Sale**	$15.53	*
	4/30/09	5,000	Open Market Sale**	$16.43	*
	5/14/09	7,000	Open Market Sale**	$16.85	*
	5/14/09	378,533	Transfer by the Kai Li Grantor Retained Annuity Trust to the Kai Li Grantor Retained Annuity Trusts II and III	$—
	5/14/09	150,000	Transfer to the Kai Li Grantor Retained Annuity Trust II	$—
	5/14/09	20,000	Transfer to the Kai Li Grantor Retained Annuity Trust III	$—
	5/14/09	28,533	Transfer to the Kai Li Revocable Trust DTD 12/26/07	$—
	5/21/09	25,000	Open Market Sale**	$23.98	*
	5/22/09	25,000	Open Market Sale**	$24.06	*

Jeffrey A. Miller, Director	5/6/09	2,900	Transfer by the J. Miller Grantor Retained Annuity Trust to the Miller Living Trust	$—
	5/6/09	2,900	Transfer by the K. Miller Grantor Retained Annuity Trust to the Miller Living Trust	$—
	5/6/09	5,800	Transfers from the J. Miller and K. Miller Grantor Retained Annuity Trusts to the Miller Living Trust	$—

David Schneider, Senior Vice President of Worldwide Sales	4/17/09	2,000	Exercise of Employee Stock Options	$7.26
	4/17/09	2,000	Open Market Sale**	$14.20	*
	4/24/09	6,500	Exercise of Employee Stock Options	$7.26
	4/24/09	21,500	Open Market Sale**	$15.00
	4/29/09	2,500	Open Market Sale**	$16.00
	4/30/09	9,000	Exercise of Employee Stock Options	$7.26
	4/30/09	19,000	Open Market Sale**	$16.97	*
	5/1/09	7,500	Exercise of Employee Stock Options	$7.26
	5/1/09	15,000	Open Market Sale**	$16.84	*

Frank Slootman, President and Chief Executive Officer	4/24/09	90,619	Exercise of Employee Stock Options	$0.10
	4/24/09	90,619	Open Market Sale**	$15.07	*
	5/1/09	40,000	Exercise of Employee Stock Options	$0.10
	5/1/09	40,000	Open Market Sale**	$16.99	*
	5/21/09	80,000	Exercise of Employee Stock Options	$0.10
	5/21/09	80,000	Open Market Sale**	$23.99	*
	6/1/09	60,000	Exercise of Employee Stock Options	$0.10
	6/1/09	60,000	Open Market Sale**	$26.00	*

*	Represents the weighted average sales price per share.
**	Open market sales made pursuant to 10b5-1 sales plans.

ITEM 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above or in the Proxy Statement/Prospectus, no negotiations are being undertaken or are in process by the Company in response to the EMC Offer that relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above or in the Proxy Statement/Prospectus, no negotiations are being undertaken or are in process by the Company in response to the EMC Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

(c) Except as indicated in Items 3 and 4 above or in the Proxy Statement/Prospectus, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the EMC Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.	Other Material Information.

(a) State Anti-Takeover Laws—Delaware. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL provides that an “interested stockholder” may not engage in any “business combination” for three years following the time that such person became an “interested stockholder” unless (i) prior to such time the board of directors of the corporation approved the business combination or the transaction that resulted in such person becoming an “interested stockholder,” (ii) upon consummation of the transaction that resulted in such person becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer) or (iii) approved by the board of directors and the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the “interested stockholder” that is a party to the business combination. Section 203 of the DGCL further provides that the restrictions do not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Section 203 of a proposed transaction that (a) constitutes one of the transactions described in the following sentence, (b) is with or by a person who either was not an “interested stockholder” during the previous three years or who became an “interested stockholder” with the approval of the corporation’s board of directors and (c) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an “interested stockholder” during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation, (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. Under the DGCL, the term “interested stockholder” includes a person that owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock or is an affiliate of the corporation that, at any time within the three-year period immediately prior to the date in question owned or had the right to acquire, directly or indirectly, 15% or more of the corporation’s outstanding voting stock.

(b) State Anti-Takeover Laws—Other. A number of states have adopted takeover laws and regulations that purport to varying degrees to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have or whose business operations have substantial economic effects in such states, or that have substantial assets, security holders, principal executive offices or principal places of business therein. If any state takeover statute is found applicable to the EMC Offer, EMC might be unable to accept for payment or purchase shares of Common Stock tendered pursuant to the EMC Offer or be delayed in continuing or consummating the EMC Offer. In such case, EMC may not be obligated to accept for purchase or pay for any shares of Common Stock tendered.

(c) Appraisal Rights.

Appraisal Rights in Connection with the EMC Offer.

The Company’s stockholders do not have appraisal rights as a result of the EMC Offer. However, if a merger involving the Company and EMC is consummated, stockholders of the Company who have neither voted in favor of a merger nor consented thereto in writing, and who otherwise under Delaware law comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such shares of Common Stock collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the EMC Offer and the market value of the shares of Common Stock. Stockholders should recognize that the value so determined could be higher or lower than the price paid pursuant to the EMC Offer or the consideration paid in such a merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the EMC Offer.

If, in the event that a merger with EMC is consummated, any holder of shares of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in Delaware law, the shares of Common Stock of such stockholder will be converted into the right to receive the price per share of Common Stock paid in the EMC Offer. A stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of his demand for appraisal.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under Delaware law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of the DGCL. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

Appraisal Rights in Connection with the Pending NetApp Merger

Please see the Proxy Statement/Prospectus for a discussion of appraisal rights in the context of the Pending NetApp Merger.

(d) Antitrust.

Under the provisions of the HSR Act applicable to the EMC Offer, the acquisition of shares of Common Stock pursuant to the EMC Offer may be consummated following the expiration of a 15-day waiting period following the filing by EMC of a Premerger Notification and Report Form with respect to the EMC Offer, unless EMC receives a request for additional information or documentary material from the Department of Justice,

Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the EMC Offer, the waiting period will be extended through the tenth day after the date of substantial compliance by EMC. Complying with a request for additional information or documentary material may take a significant amount of time. At any time before or after EMC’s acquisition of shares of Common Stock pursuant to the EMC Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the EMC Offer, or seeking the divestiture of shares of Common Stock acquired by EMC or the divestiture of substantial assets of the Company or its subsidiaries or EMC or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the EMC Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof. If any waiting period under the HSR Act applicable to the EMC Offer has not expired or been terminated prior to the expiration date of the EMC Offer, EMC will not be obligated to proceed with the EMC Offer or the purchase of any shares of Common Stock not theretofore purchased pursuant to the EMC Offer.

ITEM 9.	Exhibits.

Exhibit No.	Description

(a)(2)	Press Release of the Company, dated June 15, 2009

(a)(5)(A)	Proxy Statement/Prospectus with respect to the Pending NetApp Merger (contained in the Registration Statement on Form S-4 (File No. 333-159722) filed by NetApp with the SEC on June 4, 2009 and incorporated herein by reference)

(a)(5)(B)	Proxy Statement with respect to the Company’s 2009 Annual Meeting of Stockholders (filed on Schedule 14A filed by the Company with the SEC on June 10, 2009 and incorporated herein by reference)

(e)(1)	Pages 68 through 70 of the Proxy Statement/Prospectus with respect to the Pending NetApp Merger (contained in the Registration Statement on Form S-4 (File No. 333-159722) filed by NetApp with the SEC on June 4, 2009 and incorporated herein by reference)

(e)(2)	Pages 27 through 31 of the Proxy Statement with respect to the Company’s 2009 Annual Meeting of Stockholders (contained in the Schedule 14A filed by the Company with the SEC on June 10, 2009 and incorporated herein by reference)

(g)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2009	DATA DOMAIN, INC.

	By:	/s/ Frank Slootman
	Name:	Frank Slootman
	Title:	President and Chief Executive Officer